

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

<u>VIA U.S. MAIL</u>

Robert E. Jordan
President
Dixie Foods International, Inc.
115 N.E. 6th Boulevard
Williston, FL 32696

    Re: Dixie Foods International, Inc.
                Amendment No. 2 to Registration Statement on Form S-1
                Filed February 18, 2011
                File No. 333-170662

Dear Mr. Jordan:

      We have reviewed your amended registration statement and letter dated February 18, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

<u>General</u>

1.   We note that you have identified your fiscal year-end as August 31. This appears to be a change from your previous filings in which you identified December 31 as your fiscal year-end. Please tell us whether this represents a change in your fiscal year-end.

We May Not Receive Enough Capital From this Offering, page 3

2.   Please revise to quantify your working capital as of a recent date, as well as how much of this offering you will need to sell in order to receive enough capital to enable you to introduce products into the marketplace.

Milestones to Implement Our Business Plan, page 10

3.   We note your statement that "management believes that it would not be prudent to enter into actual production and sale of product in commercial quantities without the availability of a minimum of $50,000 of working capital." We also note the bulleted list that follows the lead-in "[t]he following activities will take place within 30 days of the availability of working capital:…" Please reconcile the disclosures in this section with the disclosure found in the Use of Proceeds section on page 7. In particular, it appears that the $7,500 allocated to purchase initial inventory, the $7,500 allocated for initial promotion and advertising and the $2,500 allocated to publish a website corresponds with the proceeds allocated if 17% of this offering is sold. If 17% of this offering is sold, however, you will net only $28,000 after deducting $22,000 in offering expenses. In addition, you have a line item on page 7 that indicates that you will allocate $1,500 to "working capital" if 17% of the offering is sold. As such, please clarify whether the $50,000 working capital position discussed in this section corresponds with the $1,500 "working capital" line item on page 7, with the $50,000 gross offering proceeds if 17% of the offering is sold or with the net proceeds after deducting offering expenses.

Business, page 11

4.   We note your disclosure that Michael H. Jordan is one of your founders and contributed your barbeque sauce recipe to you. Please expand your disclosure to discuss the following:

 • Whether and, if so, how Michael H. Jordan is related to your officers and/or directors.

 • How Michael H. Jordan conveyed his recipe to you. In your response, please address:

   o whether the conveyance was memorialized in an agreement and, if so, why it was not filed with your registration statement,

   o whether Michael H. Jordan still retains ownership rights to the recipe,

   o whether the recipe was conveyed to you by license or other similar agreement, o whether you or, if Michael H. Jordan retains ownership rights to the recipe, Michael H. Jordan can license or otherwise convey the recipe to third parties,

         o whether Michael H. Jordan will continue to have the ability to alter, or have any further input in respect of, the recipe that you use or

         o whether Michael H. Jordan will have any input in respect of production.

- Whether and, if so, what background Michael H. Jordan has or had in the food industry.

- Whether the recipe was ever commercially used.

Unaudited Financial Statements for the Three Months Ended November 31, 2010

Statement of Changes in Stockholders' Equity, page F-14

5. We note that you accounted for the expenses related to your stock offering as an offset against additional paid in capital. Please tell us how this complies with the guidance per SEC Staff Accounting Bulletin Topic 5.A. If you determine that your current presentation is not appropriate, please consider the disclosure requirements regarding the correction of an error per FASB ASC 250-10-50.

Statement of Cash Flows, page F-15

6. It appears that you have presented the $10,500 of costs incurred to file your registration statement within your statement of cash flows under the line item "common stock issued for cash, net of costs." Please revise to present this amount under a more accurately titled line item.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief